UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hoku Scientific, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

434712 10 5

(CUSIP Number)

Mr. Lijun Qin
No. 1 Tianwei Road
Southwest Airport Economic Development Zone, Chengdu
Sichuan, China
+86 028-67050188

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Tianwei New Energy Holdings Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
43,379,287 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power
43,379,287 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person
43,379,287 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.97% (2)

14	Type of Reporting Person
CO

________________
(1)
Consists of 33,379,287 shares of Common Stock, par value $0.001 per share of Hoku Scientific, Inc. (“Hoku”) and 10,000,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Reporting Person in connection with the transaction further described in Item 3 below.

(2)
This percentage is calculated based upon 64,776,367 shares of Common Stock, consisting of 21,397,080 shares of Common Stock issued and outstanding as of September 15, 2009, 33,379,287 shares of Common Stock to be issued to the Reporting Person and 10,000,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Reporting Person in connection with the transaction further described in Item 3 below.

1	Name of Reporting Persons
Baoding Tianwei Group Co., Ltd.

2	Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3	SEC Use Only

4	Source of Funds
OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
43,379,287 (1)

	8	Shared Voting Power

	9	Sole Dispositive Power
43,379,287 (1)

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person
43,379,287 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.97% (2)

14	Type of Reporting Person
HC, CO

________________
(1)
Consists of 33,379,287 shares of Common Stock, par value $0.001 per share of Hoku Scientific, Inc. (“Hoku”) and 10,000,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Reporting Person in connection with the transaction further described in Item 3 below.

(2)
This percentage is calculated based upon 64,776,367 shares of Common Stock, consisting of 21,397,080 shares of Common Stock issued and outstanding as of September 15, 2009, 33,379,287 shares of Common Stock to be issued to the Reporting Person and 10,000,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Reporting Person in connection with the transaction further described in Item 3 below.

Item 1.     Security and Issuer

(a)     This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Hoku Scientific, Inc. (“Hoku”).

(b)     The address of Hoku’s principal executive office is 1288 Ala Moana Blvd., Suite. 220, Honolulu, Hawaii 96814.

Item 2.     Identity and Background

(a)- (c), (f)   The names of the reporting persons are Tianwei New Energy Holdings Co., Ltd. (“Tianwei”) and Baoding Tianwei Group Co., Ltd. (“Tianwei Group”) (each a “Reporting Person” and together, the “Reporting Persons”).

Each of the Reporting Persons is a corporation organized under the laws of the People’s Republic of China.

The principal office or business address for Tianwei is No. 1 Tianwei Road, Southwest Airport Economic Development Zone, Chengdu, Sichuan, China.  The principal office or business address for Tianwei Group is No. 198 Yinxing Road, Gaoxin District, Baoding, Hebei, China.

Tianwei is primarily engaged in the manufacture of solar power products, including wafers, solar cells, modules, photovoltaic (PV) systems and other applied PV products.  Tianwei is a majority-owned subsidiary of Tianwei Group.  Tianwei Group is a leading Chinese manufacturer of power transmission equipment and green energy products.

(d)     During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Considerations

Pursuant to a Securities Purchase Agreement between Tianwei and Hoku dated as of September 28, 2009 (the “SPA”), Hoku will sell and issue to Tianwei 33,379,287 newly-issued shares of Common Stock and warrants for the purchase of 10,000,000 shares of Common Stock (the “Purchased Securities”).  In consideration for the issue and sale of the Purchased Securities to Tianwei, Tianwei will cause the discharge and cancellation of all liabilities of Hoku and any of its subsidiaries with respect to $50 million of the aggregate prepayments previously made by Tianwei pursuant to certain polysilicon supply contracts.

Item 4.      Purpose of the Transaction

The purpose of the transaction contemplated by the SPA was to effect a change of control of Hoku.  As a result of the transaction, the size of Hoku’s board of directors will be increased from five to seven, four of which will be designated by Tianwei.

Item 5.      Interest in Securities of the Issuer

(a) –(b)  The following information with respect to the ownership of shares of Common Stock by the Reporting Persons is provided as of September 30, 2009:

	Sole Voting Power(1)	Shared Voting Power	Sole Dispositive Power(1)	Shared Dispositive Power	Beneficial Ownership(1)	Percentage of Class (2)
Tianwei	43,379,287	0	43,379,287	0	43,379,287	66.97%

Tianwei Group	43,379,287	0	43,379,287	0	43,379,287	66.97%

_______________
(1)	Consists of 33,379,287 shares of Common Stock and 10,000,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Reporting Person.

(2)
This percentage is calculated based upon 64,776,367 shares of Common Stock, consisting of 21,397,080 shares of Common Stock issued and outstanding as of September 15, 2009, 33,379,287 shares of Common Stock to be issued to the Reporting Person and 10,000,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Reporting Person in connection with the transaction further described in Item 3 below.

(c).  During the past 60 days, none of the Reporting Persons has entered into any transaction in shares of the Common Stock except for the transaction contemplated under the SPA.

(d).  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Common Stock beneficially owned by the Reporting Persons.

(e).  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Hoku.

Item 7.     Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated September 30, 2009 among Tianwei and Tianwei Group.

Exhibit B – Securities Purchase Agreement dated September 28, 2009 between Tianwei and Hoku (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Hoku with the Commission on September 29, 2009).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2009	Tianwei New Energy Holdings Co., Ltd.

	By:	/s/ Aihua Guo
Title: General Manager

September 30, 2009	Baoding Tianwei Group Co., Ltd.

	By:	/s/ Ding Qiang
Title: Legal Representative

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the Common Stock, par value $0.001 per share (the “Common Stock”) of Hoku Scientific, Inc. (“Hoku”) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 30th day of September, 2009.

September 30, 2009	TIANWEI NEW ENERGY HOLDINGS CO., LTD

	By:	/s/ Aihua Guo
Title: General Manager

September 30, 2009	BAODING TIANWEI GROUP CO., LTD.

	By:	/s/ Ding Qiang
Title: Legal Representative